© 2015 WIPRO LTD | WWW.WIPRO.COM 1 Performance for Quarter ended June 30, 2015 Jatin Dalal Senior Vice President and Chief Financial Officer July 23, 2015 Exhibit 99.2

© 2015 WIPRO LTD | WWW.WIPRO.COM

Financial Summary for the Quarter Ended
June 30, 2015 (IFRS)
Wipro Limited
Q1 16 (Rs million)
YoY
Growth
Revenues
122,376
10%
Results from Operating Activities
(EBIT)
24,022
1%
Net Income
21,877
4%
Net Income refers to ‘Profit for the period attributable to equity shareholders of the company’
Operating Cash Flow refers to ‘Net Cash generated from Operating Activities as presented in consolidated interim statements of Cash Flows
Gross
Cash
is
the
sum
of
(i)
cash
and
cash
equivalents
plus
(ii)
Available
for
Sale
Investments
–
current,
and
(iii)
Interest
bearing
deposits
with
corporates
-
current.
Free Cash Flow is defined as Net cash generated from operating activities plus (i) Cash outflows on Purchase of property, plant and equipment and (ii) Proceeds from
Sale of property, plant and equipment as presented in
consolidated interim statements of Cash Flows. For detailed reconciliations, please refer slide 11 in appendix
Revenue of the Company grew 10% YoY in the quarter. Net Income grew 4% YoY.
Robust Operating & Free Cash Flow generation at 101% & 85% of Net Income respectively
Gross Cash position of  Rs. 276,622 million or $ 4.35 Billion

© 2015 WIPRO LTD | WWW.WIPRO.COM

Highlights for the quarter
Segments
Revenue
(Rs
million)
YoY
Growth
Segment Results (margin)
(Rs
million)
YoY
Growth
IT Services
115,773
10%
24,279
1%
IT Products
8,174
7%
139
-16%
IT Services Segment USD Revenue grew by 1.1% sequentially and 3.1% on a YoY basis
Number of $75 million+ accounts increased by 2 from 15 to 17
Net Headcount addition of 3,572 in the quarter
For reconciliation of
non-GAAP constant currency IT Services USD revenues please refer to slide 11
Addition of 36 new customers in quarter to take the total number of active customers to 1,071
IT Services Segment Margins was 21.0% for the quarter
Non-GAAP constant currency IT Services Segment USD Revenue grew 0.2% QoQ and grew 8.1% YoY

© 2015 WIPRO LTD | WWW.WIPRO.COM

IT Services -
Revenue Dynamics for Quarter Ended
June 30, 2015
1.
Retail, Consumer Goods and Transportation grew 14.7% on a constant currency YoY basis
2.
Healthcare, Life sciences and Services grew 10.3% on a constant currency YoY basis
3.
Manufacturing and Hi-tech grew 10.3% on a constant currency YoY basis
1.
India and Middle East grew  25.2% on a constant currency YoY basis
2.
APAC and Other Emerging Markets grew 13.3% on a constant currency YoY basis
3.
Americas grew 9.9% on a constant currency YoY basis
Geographies
1.
Product Engineering Services grew 14.0% on a YoY reported basis
2.
Global Infrastructure Services grew 13.2% on a YoY reported basis
3.
Wipro Analytics grew 7.6% on a YoY reported basis
Service Lines
The
growth
percentages
have
been
calculated
based
on
USD
revenues
for
the
Business
Unit/
Service
line/
Geography
Business units

© 2015 WIPRO LTD | WWW.WIPRO.COM

Looking ahead
* Guidance is based on the following exchange rates: GBP/USD at 1.56, Euro/USD at 1.13, AUD/USD at 0.78, USD/INR at 63.86 and USD/CAD at 1.22
Looking ahead for the quarter ending September 30, 2015
We expect the Revenue from our IT
Services business to be in the range
$ 1,821 million to $ 1,857 million*
Jan
Feb
Apr
May
Jul
Aug
Sep
Oct
Dec
2015-16

© 2015 WIPRO LTD | WWW.WIPRO.COM 6 Supplemental Data Key Operating Metrics of IT Services

© 2015 WIPRO LTD | WWW.WIPRO.COM

Key Operating Metrics in IT Services for the
Quarter ended June 30, 2015
Particulars
Q1’16
Q4’15
Q1’15
Revenue Composition
Global Media & Telecom
13.2%
13.5%
14.3%
Finance Solutions
26.8%
26.5%
26.7%
Manufacturing & Hitech
18.6%
18.3%
18.2%
Healthcare, Life Sciences & Services
11.2%
11.7%
10.8%
Retail,
Consumer
Goods
&
Transportation
15.0%
14.5%
14.0%
Energy, Natural Resources
& Utilities
15.2%
15.5%
16.0%
Geography Composition
Americas
52.5%
51.7%
49.8%
Europe
25.6%
26.3%
29.6%
India & Middle East Business
10.6%
10.7%
9.1%
APAC & Other  Emerging Markets
11.3%
11.3%
11.5%
People related
Number of employees
161,789
158,217
147,452

© 2015 WIPRO LTD | WWW.WIPRO.COM 8 Thank You Jatin.Dalal@wipro.com Jatin Dalal Senior Vice President & Chief Financial Officer

© 2015 WIPRO LTD | WWW.WIPRO.COM 9 Appendix

© 2015 WIPRO LTD | WWW.WIPRO.COM

Reconciliation of Selected GAAP measures to Non-GAAP measures
Reconciliation of Gross Cash
WIPRO LIMITED AND SUBSIDIARIES
(Amounts in INR millions)
As of
Jun 30, 2015
Computation of Gross cash position
Cash and cash equivalents
132,937
Available
for
sale
investments
-
current
110,585
Interest
bearing
deposits
with
corporates
-
current
33,100
Total
276,622
WIPRO LIMITED AND SUBSIDIARIES
(Amounts in INR millions)
Three months
ended
Jun 30, 2015
Profit for the period     [A]
21,877
Computation of Free cash flow
Net cash generated from operating activities
21,995
Add/(deduct) cash inflow/(outflow) on :
Purchase of Property,plant and equipment
(3,401)
Proceeds from sale of Property,plant and
equipment

Free cash flow attributable to equity holders of
the company [B]
18,689
Free cash flow as a percentage of Net income
[B/A]
85%
Reconciliation
of
Non-GAAP
Constant
Currency
IT
Services
Revenue
to
IT
Services
Revenue
as
per
IFRS
($MN)
IT Services Revenue as per IFRS
$   1,794
IT Services Revenue as per IFRS
$ 1,794
Effect of Foreign currency exchange movement
$     (16)
Effect of Foreign currency exchange
movement
$     87
Non-GAAP Constant Currency IT Services
Revenue based on previous quarter exchange
rates
$   1,778
Non-GAAP Constant Currency IT Services
Revenue based on previous year exchange
rates
$ 1,881
Reconciliation of Free Cash Flow
Reconciliation of  Non-GAAP constant currency Revenue